Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS

 ENDED JUNE 30, 2013 AND 2012

(AMOUNTS IN CANADIAN DOLLARS)

AUGUST 15, 2013

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, part 4, subsection 4.3(3)(a), if an auditor does not perform a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NORTHCORE TECHNOLOGIES INC. Condensed Interim Consolidated Statements of Financial Position As at June 30, 2013 and December 31, 2012 (Expressed in thousands of Canadian dollars) (Unaudited)
	June 30,	December 31,
	2013	2012

ASSETS

CURRENT
Cash	$49	$21
Short-term investments (Note 4)	41	41
Accounts receivable	135	171
Deposits and prepaid expenses	50	51
	275	284
INVESTMENT IN JOINT VENTURES (Note 5)	141	196
CAPITAL ASSETS	67	86
INTANGIBLE ASSETS (Note 6)	955	1,058
GOODWILL (Note 7)	1,091	1,091
TOTAL ASSETS	$2,529	$2,715

LIABILITIES

CURRENT
Operating line of credit (Note 4)	$65	$33
Accounts payable	638	448
Accrued liabilities	390	197
Deferred revenue	83	56
Current portion of contingent consideration (Note 7)	62	71
Promissory note (Note 8)	130	85
	1,368	805
CONTINGENT CONSIDERATION (Note 7)	-	63
TOTAL LIABILITIES	1,368	868
SHAREHOLDERS’ EQUITY

Share capital	118,332	118,332
Contributed surplus	4,422	4,149
Warrants (Note 9)	-	273
Stock options (Note 10)	4,215	4,099
Deficit	(125,808)	(125,006)
TOTAL SHAREHOLDERS’ EQUITY	1,161	1,847
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,529	$2,715

Going concern (Note 2)

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the Three and Six Month Periods Ended June 30, 2013 and 2012
(Expressed in thousands of Canadian dollars, except per share amounts) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Revenues (Note 11)	$291	$415	$580	$645

Income from GE Asset Manager, LLC (Note 5(a))	28	19	55	37
Operating expenses:
General and administrative	264	428	595	864
Customer service and technology	245	331	504	497
Sales and marketing	49	77	100	104
Stock-based compensation (Note 10)	3	140	116	483
Depreciation	61	14	122	25
Total operating expenses	622	990	1,437	1,973
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(303)	$(556)	$(802)	$(1,291)
LOSS PER SHARE, BASIC AND DILUTED	$(0.001)	$(0.002)	$(0.003)	$(0.006)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	234,625	234,625	234,625	230,783

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Six Month Periods Ended June 30, 2013 and 2012
(Expressed in thousands of Canadian dollars) (Unaudited)

SIX MONTHS ENDED JUNE 30, 2013
	Share Capital	Contributed Surplus	Warrants	Stock Options	Deficit	Total
Opening balance - January 1, 2013	$118,332	$4,149	$273	$4,099	$(125,006)	$1,847
Changes:
Expiry of warrants	-	273	(273)	-	-	-
Stock-based compensation	-	-	-	116	-	116
Loss for the period	-	-	-	-	(802)	(802)
Closing balance – June 30, 2013	$118,332	$4,422	$-	$4,215	$(125,808)	$1,161

SIX MONTHS ENDED JUNE 30, 2012
	Share Capital	Contributed Surplus	Warrants	Stock Options	Deficit	Total
Opening balance - January 1, 2012	$117,359	$3,586	$836	$3,690	$(122,977)	$2,494
Changes:
Shares issued for acquisition of businesses	933	-	-	-	-	933
Exercise of stock options	40	-	-	(16)	-	24
Stock-based compensation	-	-	-	483	-	483
Loss for the period		-	-	-	(1,291)	(1,291)
Closing balance – June 30, 2012	$118,332	$3,586	$836	$4,157	$(124,268)	$2,643

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC. Condensed Interim Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2013 and 2012 (Expressed in thousands of Canadian dollars) (Unaudited)
	2013	2012

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the period	$(802)	$(1,291)
Adjustments for:
Income from GE Asset Manager, LLC (Note 5(a))	(55)	(37)
Stock-based compensation (Note 10)	116	483
Depreciation	122	25
Cash interest expense	-	-
Accretion of secured subordinated notes	-	-
	(619)	(820)
Changes in non-cash operating working capital (Note 12)	376	5
	(243)	(815)

INVESTING
Cash distribution from investment in GE Asset Manager, LLC (Note 5)	109	47
Purchase of capital assets	-	(27)
Acquisition of intangible assets	-	(79)
Acquisition of businesses, net of cash acquired	-	(97)
	109	(156)

FINANCING
Proceeds from operating line of credit (Note 4)	32	-
Proceeds from promissory note (Note 8)	130
Stock options exercised (Note 10 (c))	-	24
	162	24
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	28	(947)
CASH, BEGINNING OF PERIOD	21	1,760
CASH, END OF PERIOD	$49	$813

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES – See Note 11

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Six Month Periods Ended June 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

1.	DESCRIPTION OF BUSINESS

Northcore Technologies Inc. (“Northcore” or the “Company”) offers award-winning intellectual property, including multi-patented technology, plus powerful Enterprise and holistic Social Commerce tools, to provide innovative IP based customer solutions. Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).  The principal and registered office of the Company is located at 302 The East Mall, Suite 300, Toronto, Ontario, Canada, M9B 6C7.

2.	GOING CONCERN

While the accompanying unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The continued existence beyond 2012 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

These unaudited condensed interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited condensed interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the classifications used in the statements of financial position.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Six Month Periods Ended June 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2012.  These unaudited condensed interim financial statements are in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting.  Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), have been omitted.  The preparation of these unaudited condensed interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2012.

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.  These statements were approved by the Board of Directors on August 15, 2013.

Principles of Consolidation
These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Envision Online Media Inc., Kahootkids! Inc. and ADB USA Inc.  Investments in associates and interests in joint ventures are accounted for using the equity method.  Intercompany balances and transactions are eliminated on consolidation.

Recent Accounting Pronouncements
The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

•
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

4.	SHORT-TERM INVESTMENTS AND OPERATING LINE OF CREDIT

Short-term investments include a Guaranteed Investment Certificate (GIC) of $41,000 with an annual interest rate of 0.75 percent.  The short-term investment is currently used as security for the Canadian Imperial Bank of Commerce (“CIBC”) in connection with the operating line of credit.

The Company has an operating line of credit of $150,000 available with CIBC.  The line of credit bears interest at CIBC prime rate plus 1.75 percent and is due on demand.  The line of credit is secured by a GIC in the amount of $41,000, a general security agreement over the assets of the Company and a personal guarantee from a director.  The balance in the operating line of credit as at June 30, 2013 is $65,000 (December 31, 2012 - $33,000).

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Six Month Periods Ended June 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

5.	INVESTMENT IN JOINT VENTURES

a)	Investment in GE Asset Manager, LLC
On September 23, 2003, the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture was formed as a Delaware Limited Liability Company and operates under the name of GE Asset Manager, LLC (“GEAM”).  The principal office of GEAM is located at 44 Old Ridgebury Road, Danbury, Connecticut.  The joint business venture develops and markets asset management technology to customers in a broad range of industries.

During the six months ended June 30, 2013, the Company’s share of income and cash distribution from GEAM were $55,000 (June 30, 2012 - $37,000) and $90,000 (June 30, 2012 - $47,000), respectively.  The investment in GEAM had a deficit balance of $26,000 as at June 30, 2013.  The investment in GEAM balance as at December 31, 2012 was $29,000.

b)	Investment in Dealco Inc.
On July 11, 2012, the Company subscribed for a 50 percent interest in Dealco Inc. (“Dealco”) by paying $150,000 cash, with 2170773 Ontario Limited and Jety Holdings Inc., each holding 25 percent interest in the Dealco.  Dealco was incorporated under the laws of the Province of Ontario with its principal office located at 1152 Yonge Street, Toronto, Ontario.  Dealco is a Toronto based technology company servicing the daily deal and online e-commerce industries.

The Company incurred transaction costs in the amount of $17,000 and recorded as part of the initial investment.  The investment in Dealco balance as at June 30, 2013 is $167,000 (December 31, 2012 - $167,000).  There were no significant operations in Dealco during the period from inception to June 30, 2013.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Six Month Periods Ended June 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

6.	INTANGIBLE ASSETS

a)	Intangible assets are comprised of the following:

	December 31, 2012	Amortization	June 30, 2013
	(in thousands)
Discount This Group Purchase Platform (Note 6(b))	$936	$(94)	$842
Envision Customer List (Note 6 (c)))	26	(2)	24
Envision Trade Name (Note 6 (d))	55	(2)	53
Kuklamoo Technology (Note 6 (e))	41	(5)	36
	$1,058	$103	$955

b)
On December 28, 2011, the Company acquired all the intellectual property of Discount This Holdings Limited (“Discount This”), commonly known as the “Group Purchase Platform”.  In consideration of this asset acquisition, the purchase price of $630,000 was satisfied by the issuance of 4,500,000 common shares of Northcore at $0.14 per share.  In addition, direct acquisition costs in the amount of $177,000, comprised of consulting, legal and filing fees, were capitalized upon this close of the transaction.  During the year ended December 31, 2012, the Company incurred direct costs in the amount of $129,000 in connection with the development and enhancement of the Group Purchase Platform.  In accordance with IAS 38, Intangible Assets, the direct costs were capitalized. The balance of the Discount This Group Platform as at December 31, 2012 was $936,000.

During the quarter ended March 31, 2012, the Company incurred direct costs of $32,000 in connection with the development and enhancement of the Group Purchase Platform.  In accordance with IAD 38, Intangible Assets, the direct costs were capitalized.

Starting 2013, amortization will be recorded on a straight-line basis over the useful life of 5 years as the commercialization of the Discount This Group Platform is expected to begin.   During the six months ended June 30, 2013, the Company recorded amortization in the amount of $94,000 (June 30, 2012 - $nil).    The balance of Discount This Group Purchase Platform as at June 30, 2013 is $842,000.

In addition, if the intellectual property is sold or licensed to a third party within the two year period following the closing date, Discount This will be entitled to an additional cash payment of 10 percent of the associated proceeds.

c)	Envision Customer List
Envision Customer List was acquired in connection with the acquisition of Envision on March 27, 2012.  The fair value of the Envision Customer List was $28,000 and was determined by an independent third party valuation (See Note 7).  Management has determined the useful life of the Envision Customer List to be 10 years.  Amortization during 2012 of $2,000 was recorded on a straight-line basis over the useful life of 10 years.  The balance of Envision Customer List as at December 31, 2012 was $26,000.
During the six months ended June 30, 2013, the Company recorded amortization in the amount of $2,000 (June 30, 2012 - $nil).  The balance of Envision Customer List as at June 30, 2013 is $24,000.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Six Month Periods Ended June 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

d)	Envision Trade Name
Envision Trade Name was acquired in connection with the acquisition of Envision on March 27, 2012.  The fair value of the Envision Trade Name was $60,000 and was determined by an independent third party valuation (See Note 7).  Management has determined the useful life of the Envision Trade Name to be 10 years.  Amortization during 2012 of $5,000 was recorded on a straight-line basis over the useful life of 10 years.  The balance of Envision Trade Name as at December 31, 2012 was $55,000.

During the six months ended June 30, 2013, the Company recorded amortization in the amount of $2,000 (June 30, 2012 - $nil).   The balance of Envision Trade Name as at June 30, 2013 was $53,000.

e)	Kuklamoo Technology
Kuklamoo Technology was acquired in connection with the acquisition of Kuklamoo on March 27, 2012.  The fair value of the Kuklamoo Technology of $48,000 was determined by an independent third party valuation (See Note 7).  Management has determined the useful life of the Kuklamoo Technology to be 5 years.  Amortization during 2012 of $7,000 was recorded on a straight-line basis over the useful life of 5 years.  The balance of Kuklamoo Technology as at December 31, 2012 was $41,000.

During the six months ended June 30, 2013, the Company recorded amortization in the amount of $5,000 (June 30, 2012 - $nil).  The balance of Kuklamoo Technology as at June 30, 2013 was $36,000

7.	ACQUISITION OF BUSINESSES

On March 27, 2012, the Company acquired 100 percent of the outstanding shares of Envision, a specialist in the delivery of content management solutions. As part of the same transaction, the Company also acquired from common shareholders, 85 percent of the outstanding shares of Kahootkids! Inc. (operating as “Kuklamoo”), a group discount and community portal targeting young families with children.

The purchase price was satisfied by the issuance of 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12 on March 27, 2012.  In addition, a cash payment of $100,000 was paid at closing, with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance criteria as set out by the Company.  IFRS 3, Business Combinations, requires the contingent cash payment to be measured at fair value as at the acquisition date.  The Company has determined the fair value of the contingent cash payment at inception to be $134,000 (current portion of $71,000 and long-term portion of $63,000)  based on a discount rate of 13 percent and 80 percent probability of the performance criteria being satisfied.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Six Month Periods Ended June 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

During the six months ended June 30, 2013, the Company recorded $56,000 in connection with year one performance targets and accrued $62,000 towards year two performance targets.

The consideration transferred and acquisition date fair values assigned to Envision and Kuklamoo’s assets acquired and liabilities assumed are as follows:

    Total Purchase Price:

Amount
(in thousands)
Cash	$100
Common shares (7,778,000 at $0.12 per share)	933
Net present value of estimated future payments	134
Total Purchase Price	$1,167

     Acquisition Date Fair Values:

Amount
(in thousands)
Cash	$3
Short-term investments	40
Accounts receivable	79
Deposits and prepaid expenses	15
Capital assets	8
Accounts payable	(101)
Accrued liabilities	(33)
Deferred revenue	(35)
Deferred tax liability	(36)
Total net assets	(60)
Envision customer list (Note 6 (c))	28
Envision trade name (Note 6 (d))	60
Kuklamoo technology (Note 6 (e))	48
Goodwill	1,091
Total Purchase Price	$1,167

Envision’s customer base, technological expertise and geographic reach are all highly synergistic to Northcore’s stated objectives of expansion within the Social Commerce arena.  In addition, the skill set of the Envision team is completely complementary to Northcore and will allow the conjoined entity to target a higher tier of business development opportunities.

Goodwill of $1,091,000 represents the excess of purchase price over the fair values of net assets acquired, none of which is deductible for tax purposes. The fair values of Envision Customer List and Trade Name in the amount of $28,000 and $60,000, respectively, and Kuklamoo technology in the amount of $48,000 were determined by independent third party valuation of the fair values of assets acquired and liabilities assumed.  Acquisition related costs in the amount of $25,000 were expensed as incurred.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Six Month Periods Ended June 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

During the quarter ended June 30, 2012, the Company acquired the remaining 15 percent of Kuklamoo.  As consideration, the Company agreed to pay 15 percent of the cumulative profits of Kuklamoo in the event of sale of Kuklamoo to a third party.  No provision has been recorded for this contingent consideration.

8.	PROMISSORY NOTE

During the six months ended June 30, 2013, the Company received a promissory note in the amount of $130,000.  The note bears interest at 12 percent, due on demand and secured by a general security agreement.

9.	WARRANTS

a)	The following table summarizes the transactions within warrants.

	Number	Amount
	(in thousands of warrants and dollars)
Opening balance – January 1, 2013	5,665	$273
Warrants expired (Note 9 (b))	(5,665)	(273)
Closing balance – June 30, 2013	-	$-

b)	During the quarter ended March 31, 2013, 2,765,000 warrants (book value of $73,000) in connection with the Series L Notes expired unexercised and were accordingly cancelled.

During the quarter ended June 30, 2013,  2,900,000 warrants (book value of $200,000) in connection with an Equity Private Placement in June of 2011 expired unexercised and were accordingly cancelled.

10.	STOCK OPTIONS

a)	The following table summarizes the transactions within stock options.

	Number	Amount
(in thousands of options and dollars)
Opening balance, January 1, 2013	19,499	$4,099
Granted (Note 10 (b))	18,000	-
Cancelled	(5,342)	-
Stock-based compensation expense	-	116
Closing balance – June 30, 2013	32,157	$4,215
Exercisable	25,046

b)
During the six months ended June 30, 2013, the Company granted 18,000,000 stock options to employees, officers and directors of the Company.  The weighted average grant date fair value of $0.01 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 109 percent based on a historical trend of five years, a risk free interest rate of 1.21 percent, a maturity of five years, share price of $0.02 and a dividend yield of nil.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Six Month Periods Ended June 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

c)
During the quarter ended March 31, 2012, total proceeds of $24,000 were realized from the exercise of 250,000 stock options (book value of $16,000) at an average exercise price of $0.10.  The average trading price at the time of exercise of these options was $0.11.

11.	REVENUES

Revenues are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(in thousands)
Services	$192	$310	$380	$487
Hosting fees	99	105	200	158
	$291	$415	$580	$645

12.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Six Months Ended June 30,
	2013	2012
	(in thousands)
Accounts receivable	$36	$(107)
Deposits and prepaid expenses	1	(22)
Accounts payable	190	95
Accrued liabilities	122	(70)
Deferred revenue	27	109
	$376	$5

The following table summarizes the non-cash financing activities of the Company.

	Six Months Ended June 30,
	2013	2012
	(in thousands)
Issuance of common shares for acquisition of businesses	$-	$933

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Six Month Periods Ended June 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

13.	FINANCIAL RISK FACTORS

a)	Credit Risk
Credit risk arises from cash and short-term investments and the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and short-term investments with counterparties that are high credit quality.  Given these high credit ratings, the Company does not expect any counterparties to fail to meet their obligations.

One customer accounted for 35 percent (June 30, 2012 – 32 percent) of total revenues for the quarter ended June 30, 2013.  As at June 30, 2013, one customer accounted for 22 percent (December 31, 2012 – no customers accounted for more than 10 percent) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

	June 30, 2013	December 31, 2012
	(in thousands)
Current	$44	$87
Past due (61-120 days)	27	46
Past due (> 120 days)	64	38
	$135	$171

The allowance for doubtful accounts recorded as at June 30, 2013 was $nil (December 31, 2012 - $nil).

b)	Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, as disclosed in Note 2 to the unaudited condensed interim consolidated financial statements.  The Company’s accounts payable and accrued liabilities are due within the current fiscal year.  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

14.	TRANSACTIONS WITH RELATED PARTIES

Parties related to the Company include officers and Board members.  Unless stated otherwise, no transactions include special characteristics or terms.  Balances are generally settled in cash.

During the quarter ended June 30, 2013, the Company recorded consulting fees in the amount of $15,000 (June 30, 2012 - $24,000) to related parties.  During the six months ended June 30, 2013, the Company recorded consulting fees in the amount of $30,000 (June 30, 2012 - $39,000) to related parties.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Six Month Periods Ended June 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

 15.  SUBSEQUENT EVENTS

At Northcore’s duly called Special and Annual Shareholders meeting held on July 23, 2013 the following resolutions were approved:
•	Election of Directors: C. Bulger, R. Deslippe, D. Mackenzie, M. Smith
•	Appointment of Auditors: A Chan LLP
•	Consolidation of Common Shares: 20:1 consolidation
•	Asset Purchase Transaction: issuance of 48% common shares in Northcore to Cielo for the purchase of renewable diesel intellectual property
•	Name Change: to Cielo Technologies, or such other name as the directors decide
•	Option Pool Increase: to 15% of outstanding shares post Cielo IP purchase

The shareholders approved the foregoing resolutions subject to the Directors’ decisions to implement and regulatory approvals.

Convertible Debenture Private Placement
The Company closed a private placement of $840,000 in convertible debentures on July 25, 2013. The debentures have a term of one year, provide an annual interest of 12%, and convert at the option of the holder into common shares of Northcore at a conversion price of $0.015 per share. The conversion into common shares is automatic upon Northcore closing the purchase of Cielo intellectual property.  A total of 56,000,000 common shares would be issued upon conversion of the total offering, which comprised $155,000 of cash proceeds and $685,000 in settlement of company liabilities.

NORTHCORE TECHNOLOGIES INC.
Corporate Directory

DIRECTORS T. Christopher Bulger Chairman Ryan Deslippe Board Member Michael Smith Board Member
 CORPORATE OFFICES

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario, M9b 6C7

Envision Online Media Inc.
1306 Wellington St. W. Ste 401
Ottawa, Ontario
K1Y 3B2

AUDITORS

Collins Barrow Toronto LLP
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

SHARES OUTSTANDING

As at June 30, 2013:
234,625,479 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue,
Suite 400
Toronto, Ontario
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 Symbol: NTLNF

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